United States securities and exchange commission logo





                              August 25, 2020

       Jeff Brand
       President
       My Palace Portal, Inc.
       2201 Long Prairie Road, Suite 107-173
       Flower Mound, TX 75022

                                                        Re: My Palace Portal,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 3,
2020
                                                            File No. 024-11285

       Dear Mr. Brand:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed August 3, 2020

       Summary, page 4

   1. Please disclose in the summary that the company has not generated revenues, has incurred expenses of $112,533
from inception to May 31, 2020, has been primarily involved
                                                        in organizing the
company and funding the cost of this offering, and there is uncertainty
                                                        about the company   s
ability to continue as a going concern. Please also clarify, if true, that the company does
not yet have a functional website and/or marketable program.
       Risk Factors, page 7

   2. Please include a risk factor that Mr. Brand will continue to have substantial control and voting power after this
offering. In this regard, we note that Mr. Brand is expected to hold approximately 99.3% of
the outstanding voting control after this offering.
 Jeff Brand
FirstName
My Palace LastNameJeff
            Portal, Inc. Brand
Comapany
August  25, NameMy
            2020       Palace Portal, Inc.
August
Page  2 25, 2020 Page 2
FirstName LastName
3. Please include risk factor disclosure to address the lack of a market for any of your shares of stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 18

4. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Also, please reconcile your statements here to those in footnote 8 of the audited financial statements. In this regard, we note that on page 18 you disclose that there are no agreements with third parties to obtain funds yet in footnote 8 you disclose that you have a commitment from the current sole Class A shareholder to fund operating expenses for the next 12 months with additional shareholder loans should the offering not provide adequate funds. Please tell us
         whether this    commitment    from the Class A shareholder is a formal
agreement.
Compensation of Directors and Officers, page 20

5. You disclose that you intend to use $200,000 of the net proceeds for executive compensation. We note that you do not have any employment agreements. Please identify the person(s) who will receive this executive compensation. Exhibits

6.       It is unclear why you have included the auditor's management letter as
Exhibit 11.1.
         Please remove this exhibit or explain why it was included.
7.       We note you have included your audited financial statements as Exhibit
15.1. Please
         revise to include the financial statements within the Offering Circular, as required by Part
         F/S(a)(1) of the Form 1-A.
8. Please revise the audited balance sheet in Exhibit 15.1 to reflect the dollar amount of the note payable to shareholder.
General

9. We note that your Governing Law provision in Section 6 of your Subscription Agreement identifies a state or federal court located within the State of Texas as the exclusive forum for all disputes arising from this agreement. Please describe this provision in the offering circular, including any risks or other impacts on investors, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the
 Jeff Brand
My Palace Portal, Inc.
August 25, 2020
Page 3
       provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the governing law provision in the subscription agreement states this clearly.
10. Please include a section that discloses your related party transactions, including your acquisition of intellectual property from your Chief Executive Officer. See Item 13 of
       Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameJeff Brand
                                                             Division of
Corporation Finance
Comapany NameMy Palace Portal, Inc.
                                                             Office of
Technology
August 25, 2020 Page 3
cc:       Cass Keramidas
FirstName LastName